Filed pursuant to Rule 433
Registration Statement No. 333-150613
Final Term Sheet
September 20, 2010
E. I. du Pont de Nemours and Company
$500,000,000 1.950% Notes due 2016
$1,000,000,000 3.625% Notes due 2021
$500,000,000 4.900% Notes due 2041

Issuer:	E. I. du Pont de Nemours and Company

Title of Securities:	1.950% Notes due 2016: (the “Notes due 2016”); 3.625% Notes due 2021: (the “Notes due 2021”); 4.900% Notes due 2041: (the “Notes due 2041”)

Trade Date:	September 20, 2010

Settlement Date (T+3):	September 23, 2010

Maturity Date:	Notes due 2016: January 15, 2016; Notes due 2021: January 15, 2021; Notes due 2041: January 15, 2041

Aggregate Principal Amount Offered:	Notes due 2016: $500,000,000; Notes due 2021: $1,000,000,000; Notes due 2041: $500,000,000

Price to Public (Issue Price):	Notes due 2016: 99.047% plus accrued interest, if any, from September 23, 2010;
Notes due 2021: 99.859% plus accrued interest, if any, from September 23, 2010;
Notes due 2041: 98.654% plus accrued interest, if any, from September 23, 2010.

Interest Rate:	Notes due 2016: 1.950% per annum; Notes due 2021: 3.625% per annum; Notes due 2041: 4.900% per annum

Interest Payment Dates:	Notes due 2016: Semi-annually on each January 15 and July 15, commencing January 15, 2011;
Notes due 2021: Semi-annually on each January 15 and July 15, commencing January 15, 2011;
Notes due 2041: Semi-annually on each January 15 and July 15, commencing January 15, 2011

Optional Redemption:	Notes due 2016: Make-whole call at any time at the greater of 100% or the discounted present value of the remaining scheduled payments of principal and interest at Treasury Rate plus 15 basis points.

Notes due 2021: Make-whole call at any time at the greater of 100% or the discounted present value of the remaining scheduled payments of principal and interest at Treasury Rate plus 15 basis points.

Notes due 2041: Make-whole call at any time at the greater of 100% or the discounted present value of the remaining scheduled payments of principal and interest at Treasury Rate plus 20 basis points.

Use of Proceeds:	The Company intends to use the net proceeds from the sale of the Notes (which are expected to be approximately $1,975 million after payment of expenses related to the offering) to (i) redeem up to $1.4 billion aggregate principal amount of its 5.0% Notes due January 15, 2013 and 5.875% Notes due January 15, 2014, and (ii) pay down $500 million in commercial paper issued to fund a contribution to its principal U.S. pension plan. Net proceeds from the sale of the Notes that are not used for either of the foregoing purposes will be used for general corporate purposes. These purposes may include repayment and refinancing of debt, acquisitions, working capital, capital expenditures and repurchases and redemptions of securities. Pending any specific application, the Company may initially invest funds in cash equivalents and short-term marketable securities or apply them to the reduction of short-term indebtedness.

Joint Bookrunners:	Goldman, Sachs & Co.; Morgan Stanley & Co. Incorporated; Credit Suisse Securities (USA) LLC; J.P. Morgan Securities LLC.

Co-Managers:	Banc of America Securities LLC;
Barclays Capital Inc.;
BBVA Securities Inc.;
BNP Paribas Securities Corp.;
BNY Mellon Capital Markets;
Citigroup Global Markets Inc.;
Deutsche Bank Securities Inc.;
HSBC Securities (USA) Inc.;
ING Financial Markets LLC;
Mizuho Securities USA Inc.;
Mitsubishi UFJ Securities (USA) Inc.;
RBC Capital Markets Corporation;
RBS Securities Inc.;
Santander Investment Securities Inc.;
Scotia Capital (USA) Inc.;
SG Americas Securities, LLC;
Standard Chartered Bank;
The Williams Capital Group, L.P.;
UBS Securities LLC;
US Bancorp Investments, Inc.;
Wells Fargo Securities, LLC.

CUSIP:	Notes due 2016: 263534 CD9; Notes due 2021: 263534 CB3; Notes due 2041: 263534 CC1

Standard Chartered Bank is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by Financial Industry Regulatory Authority regulations.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting (i) Goldman, Sachs & Co. by telephone at 1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com or (ii) Morgan Stanley & Co. Incorporated by telephone at 1-866-718-1649 or by emailing prospectus@morganstanley.com.